Exhibit 21

SUBSIDIARIES OF DARA BIOSCIENCES, INC.

Name of Subsidiary	Jurisdiction of Organization/ State of Incorporation
DARA Pharmaceuticals, Inc.	Delaware
DARA Therapeutics, Inc.	North Carolina
Point Therapeutics Massachusetts, Inc.	Massachusetts